Cybin Inc. Announces Appointment of Aaron Bartlone as Chief Operating Officer

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated August 8, 2022 and prospectus supplement dated May 30, 2023 to its short form base shelf prospectus dated July 5, 2021

TORONTO, CANADA – June 29, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce the appointment of Aaron Bartlone as Chief Operating Officer of Cybin Inc., effective July 1, 2023. Mr. Bartlone has served as Chief Operating Officer of Cybin’s U.S. subsidiary, Cybin US Holdings, Inc., since March 2021.

With 30 years of experience in the biopharmaceutical industry, Mr. Bartlone has a track record of driving novel therapeutics through clinical development into global markets, with significant expertise in the areas of product development, commercial operations, quality assurance and regulatory affairs. Previously, Mr. Bartlone held roles of increasing responsibility, including Commercial President and Chief Quality, Patient Safety, Health Safety & Environment & Risk Officer at UCB Inc., a global biopharmaceutical company. Mr. Bartlone has successfully driven over 25 small and large molecular therapies and drug-device combination products to the global marketplace and has developed global teams of over 1,000 colleagues in 50 countries. Mr. Bartlone has also held various director-level product development, quality, regulatory, and managerial positions at Eli Lilly. Mr. Bartlone has a Bachelor of Science in Chemistry from Youngstown State University and a Master of Science in Analytical Chemistry from the University of Notre Dame.

“Aaron’s leadership and expertise have contributed immensely to Cybin’s clinical accomplishments across its drug development programs, including progressing the ongoing Phase 1/2a study of CYB003, and the Phase 1 CYB004-E study. Aaron’s significant experience in regulatory, commercial, and clinical operations will continue to be an asset as Cybin advances its programs,” said Doug Drysdale, Chief Executive Officer of Cybin. “We are pleased to appoint Aaron as Chief Operating Officer of Cybin Inc. and view this as a key step in strengthening the Company’s execution as we continue to advance our clinical trials towards data readouts later this year.”

“Cybin has established a leadership position as a developer of new and differentiated therapeutics for mental health conditions,” said Aaron Bartlone, Chief Operating Officer of Cybin. “I look forward to continuing to support Cybin's mission of bringing these improved treatment options to patients in need.”

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to provide topline clinical data readouts from the CYB003 Phase 2a and CYB004 Phase 1 studies in 2023; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the

Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com